April 4, 2025

Ka Wai Victor Mo
Chief Executive Officer
ANEW Health Limited
Unit 2301-05, 23/F, Tower 5, The Gateway
Harbour City, 15 Canton Road
Tsim Sha Tsui, Kowloon, Hong Kong

       Re: ANEW Health Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed March 31, 2025
           File No. 333-285657
Dear Ka Wai Victor Mo:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 18, 2025 letter.

Form F-1/A filed March 31, 2025
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-35

1. We note your response to prior comment 2. Please tell us what consideration you gave to presenting disaggregated revenue by group of similar products and services within your financial statement footnotes as prescribed by ASC 280-10-50-40, similar to the presentation in your results of operations discussion on page 64. See also guidance for disaggregated revenue presentation in ASC 606-10-50-5.
        Please contact Tayyaba Shafique at 202-551-2110 or Terence O'Brien at 202-551-
3355 if you have questions regarding comments on the financial statements and related
 April 4, 2025
Page 2

matters. Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   William S. Rosenstadt, Esq.